FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
November 6, 2007

Manulife Financial Corporation reports strong revenues and earnings growth

Return on shareholders’ equity1  of 18.9 per cent, up 230 basis points

TORONTO– Manulife Financial Corporation today reported shareholders’ net income of $1,070 million, an increase of 10 per cent over the third quarter of last year.  Fully diluted earnings per share were $0.70, up 13 per cent from one year ago.  As well, return on common shareholders’ equity1 was 18.9 per cent, an increase of 230 basis points.

Third quarter premiums and deposits rose to $16.8 billion, an increase of 10 per cent over last year due to continued strong sales and growth in recurring premiums and deposits.  On a constant currency basis, growth in premiums and deposits would have been 16 per cent.

“Our third quarter results reflect the strength and diversity of our businesses and invested assets,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial. “I was particularly pleased to see our continued focus on product innovation and distribution excellence reflected in exceptional sales across our Company.  The value being created bodes well for future earnings growth.”

Third quarter sales were very strong across the Company, with Individual Insurance sales of $594 million, up 23 per cent over last year, and wealth management sales of $10.8 billion, up 26 per cent.  Record sales levels were achieved in a number of businesses this quarter:
•	John Hancock Variable Annuities sales of US$3.0 billion, up 46 per cent
•	Japan Variable Annuities sales of US$1.2 billion, up 330 per cent
•	Other Asia Territories Individual Life sales of US$55 million, up 49 per cent
•	Hong Kong Individual Wealth Management sales of US$379 million, up 235 per cent
•	Hong Kong Group Pension sales of US$151 million, up 39 per cent
•	Manulife Bank new loan volumes of $961 million, up 55 per cent

“Continued growth of our in-force business and favourable investment related performance contributed to the year over year growth in earnings” noted Peter Rubenovitch, Senior Executive

1 Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.

           Manulife Financial Corporation – 2007 Q3 Press Release

Vice President and Chief Financial Officer.  “Earnings growth was partially offset by the negative impact of lower interest rates and the strengthening of the Canadian dollar.”

Total funds under management as at September 30, 2007 were $399.0 billion, an increase of five per cent over last year.  Excluding the negative impact of currency movements over the year, growth in total funds under management would have been 14 per cent.

OPERATING HIGHLIGHTS

United States

•
Sales of John Hancock Variable Annuities rose to US$3.0 billion in the third quarter, an increase of 46 per cent over last year and above the previous record set in the second quarter of this year.  Strong sales contributed to the record net flows of US$1.5 billion.

•
John Hancock Variable Annuities is poised to start selling at Edward Jones in early 2008.  Edward Jones, which has a network of over 10,000 financial advisors and in excess of 7 million clients, is a leading distributor of variable annuities in the United States.

•
John Hancock Life continued to refresh its product portfolio and in the third quarter the business introduced two new survivorship variable universal life products, refreshed its flagship guaranteed universal life product and revamped its level-premium term life insurance portfolio.  Continuous product innovation contributed to the business’ strong sales, with record third quarter sales of US$197 million, up 17 per cent over the same quarter last year.

•
John Hancock Long Term Care introduced a new guaranteed increase option to its Leading Edge long-term care insurance policy.  This new option provides clients with increased flexibility and the opportunity to increase policy benefits to better suit changing needs.

Canada

▪
The acquisition of Berkshire-TWC Financial Group Inc. was completed in the quarter. This added more than 700 Advisors and 237 branches from Berkshire’s mutual fund and securities business to Manulife’s existing operations, bringing the total sales force up to 1,500 advisors and tripling assets under administration in that business to $19 billion.

▪
Manulife Mutual Funds expanded its fund offerings to include five new mandates and a new mutual fund class, providing investors with additional opportunities for diversification and access to top-ranked investment management.  The new mutual fund class provides regular distributions to investors looking for a tax efficient means of generating income from their mutual fund investments.

▪
Group Benefits was awarded the contract with Canada Post to implement its Integrated Absence Solution product for their National Disability Management Program across Canada. This was the largest sale ever for Manulife’s Group Benefits business and the largest in the benefits industry since 1995.

           Manulife Financial Corporation – 2007 Q3 Press Release

Asia and Japan

•
In Japan, variable annuity sales rose to US$1.2 billion, an increase of 330 per cent over last year and up 153 per cent over the previous quarter.  The record sales were driven by the June 25th launch of an innovative new product which was designed to allow customers to lock-in investment gains.

•
Other Asia Territories had a record sales quarter with individual insurance sales of US$55 million, up 49 per cent over the third quarter last year.  New product introductions and expanded distribution reach contributed to the sales growth across almost all territories.

•
In Taiwan, Manulife launched the country’s first variable annuity product with a guaranteed withdrawal benefit that provides a regular stream of retirement income for at least 20 years or income for life from age 65, regardless of market performance.

•	Manulife-Sinochem continued to expand its operations in China and in the third quarter received two additional licenses; bringing the total number of licenses up to 23.

Corporate

•	Manulife Financial repurchased 21.2 million shares in the third quarter, at a total cost of approximately $849 million.

•
Manulife Financial’s key insurance subsidiaries were upgraded from Aa2 to Aa1 by Moody’s Investors Service.  This makes Manulife Financial one of only two publicly traded life insurance companies in North America with such ratings.

•
In a separate news release, the Company also announced today that the Board of Directors approved a quarterly shareholders’ dividend of $0.24 per share on the common shares of the Company, an increase of $0.02 per share, payable on and after December 19, 2007 to shareholders of record at the close of business on November 19, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights
(unaudited)

	Quarterly Results
	3Q07	2Q07	3Q06
Shareholders’ Net Income (C$ millions)	1,070	1,102	974
Premiums & Deposits (C$ millions)	16,797	16,438	15,301
Funds under Management (C$ billions)	399.0	410.2	380.9
Capital (C$ billions)	29.1	30.5	28.5

Effective January 1, 2007, the Company adopted four new Canadian accounting standards for Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income and Accounting for Leveraged Leases.  These changes in accounting policies have not had a material impact on shareholders’ net income.

           Manulife Financial Corporation – 2007 Q3 Press Release

Net Income

The Company’s shareholders’ net income for the third quarter of 2007 was $1,070 million, up 10 per cent from $974 million reported a year earlier.  The increase in earnings was a result of higher fee income related to the growth in funds under management in the wealth management businesses and the impact of investment related gains.  Favourable equity markets compared to a year ago, gains on private equities as well as real estate investment performance more than offset the negative impact of lower interest rates. The strengthened Canadian dollar also reduced earnings by $56 million.  Year-to-date shareholders’ net income was $3,158 million compared to $2,885 million in 2006.

Diluted Earnings per Share and Return on Common Shareholders’ Equity

Third quarter reported diluted earnings per common share of $0.70 grew by 13 per cent from $0.62 in 2006.  Management measures return on common shareholders’ equity excluding the components of Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges. Return on common shareholders’ equity was 18.9 per cent for the three months ended September 30, 2007, an increase of 230 basis points over 16.6 per cent for the three months ended September 30, 2006.  (See page 10 for discussion of non-GAAP measures).

Premiums and Deposits

Premiums and deposits for the quarter were $16.8 billion, up 10 per cent from $15.3 billion reported a year earlier.  This increase reflects growth across all of our divisions, including record sales for John Hancock’s and Japan’s variable annuity products.  On a constant currency basis, premiums and deposits grew 16 per cent.

Funds under Management

Funds under management grew by five per cent, or $18.1 billion, to $399.0 billion as at September 30, 2007.   The increase is primarily driven by strong net policyholder cash flows and favourable equity market performance over the past twelve months, partially offset by the $36 billion negative impact of a strengthened Canadian dollar and $2.7 billion of scheduled maturities of John Hancock Fixed institutional products.

Capital

Total capital was $29.1 billion as at September 30, 2007, up $0.6 billion from $28.5 billion as at September 30, 2006.  Capital increased by $1,565 million due to the change in accounting standards for financial instruments; net new debt capital issued of $610 million; and net income in the past twelve months of $4,263 million. This was offset by shareholders’ dividends of $1,319 million; the repurchase of 55 million common shares for $2,173 million; and charges of $2,454 million to Accumulated Other Comprehensive Income primarily due to the $2.3 billion negative impact of the strengthened Canadian dollar over the last twelve months.

           Manulife Financial Corporation – 2007 Q3 Press Release

PERFORMANCE BY DIVISION

U.S. Insurance

	Quarterly Results
Canadian dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	138	179	169
Premiums & Deposits (millions)	1,605	1,585	1,614
Funds under Management (billions)	56.2	58.4	57.7

	Quarterly Results
U.S. dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	132	163	151
Premiums & Deposits (millions)	1,536	1,444	1,439
Funds under Management (billions)	56.4	54.9	51.7

U.S. Insurance shareholders’ net income for the third quarter of 2007 was $138 million, down $31 million from $169 million reported a year earlier.  Favourable investment results driven by private equity and real estate investment performance were more than offset by the impact of lower interest rates and the stronger Canadian dollar.  Mortality gains in John Hancock Life were down compared to the strong gains of a year ago and claims experience in John Hancock Long Term Care was unfavourable.  Year-to-date shareholders’ net income was $459 million compared to $454 million in 2006.

Premiums and deposits for the quarter were $1.6 billion consistent with the amount reported in the third quarter of 2006. On a U.S. dollar basis, premiums and deposits increased by seven percent due to higher sales and growth in the in-force business in both John Hancock Life and John Hancock Long Term Care.

Funds under management declined by three per cent, or $1.5 billion, to $56.2 billion as at September 30, 2007 due to the impact of the stronger Canadian dollar. On a U.S. dollar basis, funds under management grew by nine percent as a result of business growth and the favourable equity market performance over the last twelve months.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	268	234	280
Premiums & Deposits (millions)	8,494	8,839	8,756
Funds under Management (billions)	181.2	190.5	179.8

           Manulife Financial Corporation – 2007 Q3 Press Release

	Quarterly Results
U.S. dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	257	213	250
Premiums & Deposits (millions)	8,125	8,054	7,809
Funds under Management (billions)	181.9	179.1	161.2

U.S. Wealth Management shareholders’ net income for the third quarter of 2007 was $268 million, down $12 million from $280 million reported a year earlier. Earnings increased as a result of both higher fee income on higher average assets in John Hancock Variable Annuities and John Hancock Retirement Plan Services and the favourable impact of updating acquisition cost amortization schedules in Variable Annuities. This increase was more than offset by the non-recurrence of unusually strong favourable investment results reported in 2006 in John Hancock Fixed and the negative impact of the strengthened Canadian dollar. Year-to-date shareholders’ net income was $837 million compared to $836 million reported in 2006.

Premiums and deposits for the quarter were $8.5 billion, down three per cent from $8.8 billion reported in the third quarter of 2006. On a U.S. dollar basis, premiums and deposits were up four per cent, led by growth in Variable Annuities deposits on the strength of the Income Plus For Life rider launched in Q2 2007. Excluding the U.S.$0.6 billion deposit related to the John Hancock staff 401(k) pension plan in the prior year results, Retirement Plan Services deposits increased due to higher recurring deposits from the growing block of in-force participants. John Hancock Fixed premiums and deposits declined, reflecting lower deferred annuity sales and the suspension of SignatureNotes product sales.

Funds under management grew by one per cent, or $1.4 billion, to $181.2 billion as at September 30, 2007. On a U.S. dollar basis, funds under management grew $20.7 billion or 13 per cent. This growth was the result of continued strong net policyholder cash flows in the Variable Annuities, Retirement Plan Services and John Hancock Mutual Funds businesses and the cumulative effect of favourable equity market performance over the last twelve months. These increases were partially offset by scheduled maturities exceeding new sales over the last twelve months in the John Hancock Fixed business.

Canadian Division

	Quarterly Results
Canadian dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	333	296	229
Premiums & Deposits (millions)	3,347	3,569	3,076
Funds under Management (billions)	83.6	82.6	73.2

Canadian Division’s shareholders’ net income for the third quarter of 2007 was $333 million, up $104 million from $229 million reported a year earlier. The increase was driven by business growth, particularly in Individual Wealth Management, as well as the positive impact of rising equity markets over the past year on fee income and segregated fund guarantees.  The positive impact of real estate investment performance also contributed to the earnings growth in the quarter. Year-to-date shareholders’ net income was $847 million compared to $734 million in 2006.

           Manulife Financial Corporation – 2007 Q3 Press Release

Premiums and deposits for the quarter were $3.3 billion, up nine per cent from $3.1 billion reported in the third quarter of 2006.  Growth in segregated fund deposits in Individual Wealth Management, and general fund premiums and ASO premium equivalents in Group Benefits, including the impact of the sale to Canada Post in the quarter, contributed to the increase.

Funds under management grew by 14 per cent, or $10.4 billion, to $83.6 billion as at September 30, 2007. Segregated fund assets contributed more than half of the year-over-year growth, reflecting net positive client cash flows in the wealth management businesses and rising equity markets over the past year. In addition, Manulife Bank assets reflect the continued growth in lending and deposit products.

Asia and Japan Division

	Quarterly Results
Canadian dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	227	242	182
Premiums & Deposits (millions)	3,102	2,182	1,611
Funds under Management (billions)	41.6	39.2	33.5

	Quarterly Results
U.S. dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	216	220	161
Premiums & Deposits (millions)	2,965	1,989	1,438
Funds under Management (billions)	41.8	36.9	30.0

Asia and Japan Division’s shareholders’ net income for the third quarter of 2007 was $227 million, up $45 million from $182 million reported a year earlier. The increase in earnings was driven by the impact of rising equity markets on investment income in Hong Kong and in the Other Asia Territories and by increased fee income from the growth in funds under management across the pension and wealth management businesses. New product launches and the repricing of medical riders in Taiwan also contributed to the increase.  In Japan, the favourable impact of the repricing of medical riders was offset by reduced investment income arising from turbulent equity markets.  Increases were partially offset by the impact of the strengthened Canadian dollar. Year-to-date shareholders’ net income was $683 million compared to $543 million in 2006.

Premiums and deposits for the quarter were $3.1 billion, up 93 per cent from $1.6 billion reported in the third quarter of 2006. The primary driver of the increase was strong sales of the new variable annuity product launched in Japan during June 2007. Growth in Hong Kong wealth management sales, mutual fund sales in Indonesia, and sales of both our investment linked product and new variable annuity product in Singapore also contributed to the increase.  This was partially offset by the unfavourable impact of the strengthened Canadian dollar.

Funds under management grew by 24 per cent, or $8.1 billion, to $41.6 billion as at September 30, 2007.

           Manulife Financial Corporation – 2007 Q3 Press Release

Growth was fuelled by the impact of rising equity markets and strong net policyholder cash flows most notably from variable annuity sales in Japan with the June 2007 launch of the most recent variable annuity product. These increases were partially offset by the unfavourable impact of the strengthened Canadian dollar.

Reinsurance Division

	Quarterly Results
Canadian dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	59	70	86
Premiums (millions)	249	262	244

	Quarterly Results
U.S. dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	58	63	76
Premiums (millions)	238	238	218

Reinsurance Division’s shareholders’ net income for the third quarter of 2007 was $59 million, down $27 million from a year earlier.  Contributing to the decrease was unfavourable claims experience in both Life and Property and Casualty Reinsurance, compared to a very favourable claims result in the previous year, most notably from Life experience, as well as the impact of the strengthened Canadian dollar.  Strong investment results partially offset these reductions.  Year-to-date shareholders’ net income was $198 million compared to $226 million in 2006.

Premiums for the quarter were $249 million, up two per cent from $244 million reported in the third quarter of 2006.  On a U.S. dollar basis, premiums increased nine per cent over the third quarter of 2006.  In-force growth in the International Group Program and the Life business were partially offset by lower business volumes in the Property and Casualty Reinsurance business.

Corporate and Other

	Quarterly Results
Canadian dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	45	81	28
Funds under Management (billions)	33.8	36.9	33.9

Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital, the transfer of credit risk from operating divisions, changes in actuarial methods and assumptions and other non-operating events.  Also included in Corporate and Other is the John Hancock Accident and Health operations, which consists primarily of contracts in dispute.  Funds under management include externally managed assets and assets backing the Company’s capital.

           Manulife Financial Corporation – 2007 Q3 Press Release

Corporate and Other shareholders’ net income for the third quarter of 2007 was $45 million, up $17 million from $28 million reported a year earlier.  The increase is primarily due to favourable claims experience in our John Hancock Accident and Health operations and gains realized on our public equity holdings.  Changes in actuarial methods and assumptions, primarily model refinements for the discontinued John Hancock Accident and Health operations, resulted in a charge to earnings this quarter of $36 million compared to no charge for the third quarter of 2006.  Year-to-date shareholders’ net income was $134 million compared to $92 million in 2006.

Funds under management are $33.8 billion at September 30, 2007, approximately the same level as last year.  The positive impact of equity markets and positive net cash flows of external client managed assets were offset by share buy backs and the negative impact of the strengthened Canadian dollar during the past twelve months.

Normal Course Issuer Bid

Subject to the final acceptance of its notice of intention by the Toronto Stock Exchange, Manulife Financial Corporation intends to make a normal course issuer bid permitting the purchase of up to 75 million common shares, representing approximately 5.0 per cent of the Company’s common shares. As at November 2, 2007, the Company has 1,503 million common shares outstanding.  Purchases under the bid will be made through the facilities of the Toronto Stock Exchange at market prices prevailing at the time of purchase.  The bid period will commence on November 9, 2007 and expire on November 8, 2008 or such earlier date as the Company completes purchases pursuant to the notice.  Any common shares acquired by the Company will be cancelled.

In addition, the Company may undertake repurchases of its common shares outside of Canada in compliance with applicable local securities laws.  Subject to regulatory approval, the Company may also acquire common shares directly from other holders by way of private agreement.  The Company may also enter into derivative-based programs in support of its repurchase activities, including the writing of put options and forward purchase agreements.  These arrangements would allow the Company to better manage the cost of the repurchase of its common shares.  If the Company does undertake these alternative arrangements and repurchases, the total number of common shares repurchased, including under the normal course issuer bid, will not exceed 75 million common shares.

The Company may from time to time enter into a pre-defined plan with a registered investment dealer to allow for the repurchase of common shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise.  This plan will be adopted in accordance with applicable Canadian securities laws.

Under its current normal course issuer bid, which was initiated on November 9, 2006, the Company has purchased a total of 53,287,600 common shares at an average price of $39.773 per share.

The Company intends to purchase common shares as part of its capital management strategy, which is designed to maintain strong regulatory capital ratios while balancing the objective of generating shareholder value.

           Manulife Financial Corporation – 2007 Q3 Press Release

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include return on common shareholders’ equity, premiums and deposits and funds under management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The implementation of the new accounting standards for financial instruments resulted in certain unrealized gains and losses, which do not have an impact on reported income for the period, being reflected in a new component of shareholders’ equity.  Accordingly, the Company calculates return on equity using average common shareholders’ equity excluding accumulated other comprehensive income on available-for-sale securities and cash flow hedges.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$399 billion (US$398 billion) as at September 30, 2007.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:
Manulife Financial Corporation will host a Third Quarter Earnings Results Conference Call at 2:00 p.m. ET on November 6, 2007.  For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626.  Please call in ten minutes before the call starts.  You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on November 6, 2007 until November 13, 2007 by calling (416) 695-5800 (passcode #3213642).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on November 6, 2007.  You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available later on the website at the same URL as above.

           Manulife Financial Corporation – 2007 Q3 Press Release

The Third Quarter 2007 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/quarterlyreports.  Each of these documents may be downloaded before the webcast begins.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from expectations include but are not limited to:  level of competition and consolidation, changes in laws and regulations, general business and economic conditions, currency rates and Company liquidity, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or to public infrastructure systems, the ability to attract and retain key executives, environmental concerns, the ability to complete acquisitions and execute strategic plans, and the ability to adapt products and services to the changing market.  Additional information about material factors that could cause actual result to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

Media inquiries: Patti Vernon (416) 852-8248 patti_vernon@manulife.com	Investor Relations: Patricia Kelly 1-800-795-9767 investor_relations@manulife.com

           Manulife Financial Corporation – 2007 Q3 Press Release

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	September 30
	2007	2006	% Change

Net income	$1,069	$968	10
Loss attributed to participating policyholders	(1)	(6)	-
Net income attributed to shareholders	$1,070	$974	10
Preferred share dividends	(7)	(7)	-
Net income available to common shareholders	$1,063	$967	10

Premiums and deposits:
Life and health insurance premiums	$3,640	$3,629	-
Annuity and pension premiums	1,242	1,049	18
Segregated fund deposits	8,888	7,705	15
Mutual fund deposits	2,304	2,177	6
ASO premium equivalents	582	533	9
Other fund deposits	141	208	(32)
Total premiums and deposits	$16,797	$15,301	10

Funds under management:
General fund	$159,028	$163,183	(3)
Segregated funds	174,301	153,863	13
Mutual funds	36,185	36,994	(2)
Other funds	29,506	26,830	10
Total funds under management	$399,020	$380,870	5

Capitalization:
Long-term debt*	$2,853	$2,470	16
Liabilities for preferred shares and capital instruments	1,990	1,886	6
Non-controlling interest in subsidiaries	202	207	(2)

Equity
Participating policyholders' equity	152	134	13
Shareholders' equity
Preferred shares	638	638	-
Common shares	14,004	14,211	(1)
Contributed surplus	133	95	40
Retained earnings	13,710	12,770	7
Accumulated other comprehensive loss	(4,585)	(3,872)	18
Total capital	$29,097	$28,539	2
* Includes $546 operational leverage

Selected key performance measures:
Basic earnings per common share	$0.70	$0.62
Diluted earnings per common share	$0.70	$0.62
Return on common shareholders' equity (annualized) [1]	18.9%	16.6%
Book value per common share	$15.48	$15.01
Common shares outstanding (in millions)
End of period	1,502	1,546
Weighted average - basic	1,511	1,551
Weighted average - diluted	1,525	1,566

[1] Return on common shareholders' equity is net income available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income on AFS securities and cash flow hedges.

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share data, unaudited)	For the three months ended
	September 30
	2007	2006
Revenue
Premium income	$4,882	$4,678
Investment income
Investment income	2,283	2,533
Realized/ unrealized gains on invested assets supporting policy liabilities and consumer notes	834	60
Other revenue	1,359	1,140
Total revenue	$9,358	$8,411
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,430	$1,392
Maturity and surrender benefits	2,083	2,278
Annuity payments	741	781
Policyholder dividends and experience rating refunds	408	398
Net transfers to segregated funds	227	86
Change in actuarial liabilities [1]	565	12
General expenses	828	787
Investment expenses	237	198
Commissions	1,009	825
Interest expense	299	255
Premium taxes	58	65
Non-controlling interest in subsidiaries	7	4
Total policy benefits and expenses	$7,892	$7,081
Income before income taxes	$1,466	$1,330
Income taxes	(397)	(362)
Net income	$1,069	$968
Loss attributed to participating policyholders	(1)	(6)
Net income attributed to shareholders	$1,070	$974
Preferred share dividends	(7)	(7)
Net income available to common shareholders	$1,063	$967

Basic earnings per common share	$0.70	$0.62
Diluted earnings per common share	$0.70	$0.62

[1] Includes impact of net redemptions in John Hancock Fixed institutional products of $0.7 billion in Q3 2007 and $0.9 billion in Q3 2006.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at September 30
Assets	2007	2006
Invested assets
Cash and short-term securities	$9,775	$7,850
Securities
Bonds	73,008	77,102
Stocks	11,812	10,184
Loans
Mortgages	25,589	27,485
Private placements	21,877	23,702
Policy loans	5,770	6,076
Bank loans	2,160	1,978
Real estate	5,660	5,294
Other investments	3,377	3,512
Total invested assets	$159,028	$163,183
Other assets
Accrued investment income	$1,567	$1,682
Outstanding premiums	608	648
Goodwill	6,769	7,247
Intangible assets	1,602	1,647
Derivatives	2,833	236
Miscellaneous	3,478	3,175
Total other assets	$16,857	$14,635
Total assets	$175,885	$177,818
Segregated funds net assets	$175,094	$154,606

Liabilities and equity
Policy liabilities	$123,856	$126,597
Deferred realized net gains	110	4,248
Bank deposits	8,901	7,124
Consumer notes	2,209	2,763
Future income tax liability	2,806	2,184
Derivatives	2,523	425
Other liabilities	6,383	5,938
	$146,788	$149,279
Long-term debt	2,853	2,470
Liabilities for preferred shares and capital instruments	1,990	1,886
Non-controlling interest in subsidiaries	202	207

Equity
Participating policyholders' equity	152	134
Shareholders' equity
Preferred shares	638	638
Common shares	14,004	14,211
Contributed surplus	133	95
Retained earnings	13,710	12,770
Accumulated other comprehensive loss	(4,585)	(3,872)
Total equity	$24,052	$23,976
Total liabilities and equity	$175,885	$177,818
Segregated funds net liabilities	$175,094	$154,606

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended September 30, 2007
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums	$1,294	$1,076	$1,522	$741	$249	$-	$4,882
Segregated fund deposits	311	5,488	1,121	1,968	-	-	8,888
Mutual fund deposits	-	1,789	122	393	-	-	2,304
ASO premium equivalents	-	-	582	-	-	-	582
Other fund deposits	-	141	-	-	-	-	141
Total	$1,605	$8,494	$3,347	$3,102	$249	$-	$16,797

Net income	$138	$268	$332	$227	$59	$45	$1,069

Funds under management	As at September 30, 2007
General fund	$44,528	$36,509	$49,360	$16,398	$2,622	$9,611	$159,028
Segregated funds	11,656	110,120	30,829	19,498	-	2,198	174,301
Mutual funds	-	30,857	3,386	1,942	-	-	36,185
Other funds	-	3,736	-	3,791	-	21,979	29,506
Total	$56,184	$181,222	$83,575	$41,629	$2,622	$33,788	$399,020

	For the quarter ended September 30, 2006
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums	$1,324	$895	$1,472	$743	$244	$-	$4,678
Segregated fund deposits	290	5,715	921	779	-	-	7,705
Mutual fund deposits	-	1,938	150	89	-	-	2,177
ASO premium equivalents	-	-	533	-	-	-	533
Other fund deposits	-	208	-	-	-	-	208
Total	$1,614	$8,756	$3,076	$1,611	$244	$-	$15,301

Net income	$169	$280	$220	$185	$86	$28	$968

Funds under management	As at September 30, 2006
General fund	$46,156	$44,216	$44,683	$15,284	$2,846	$9,998	$163,183
Segregated funds	11,509	99,669	25,210	15,166	-	2,309	153,863
Mutual funds	-	32,398	3,293	1,303	-	-	36,994
Other funds	-	3,527	-	1,743	-	21,560	26,830
Total	$57,665	$179,810	$73,186	$33,496	$2,846	$33,867	$380,870

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.